SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 000-27225
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                           NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K      ___ Form 11-K     ___ Form 20-F     X  Form 10-Q
                                                                   ---
             ___ Form N-SAR

         For Period Ended:     August  31, 2002
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___ Transition Report on Form 10-K            __ Transition Report on Form 10-Q
___ Transition Report on Form 20-F            __ Transition Report on Form N-SAR
___ Transition Report on Form 11-K

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:____________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            eNetpc, Inc.
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Former name if applicable:
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Address of principal executive office (Street and number):

                   6825 Shady Oak Road, Eden Prairie, MN 55344
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                                     PART II
                             RULE 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |      (a)  The reasons  described in  reasonable  detail in Part III of
        |           this  form  could  not be  eliminated  without  unreasonable
        |           effort or expense.
      X |      (b)  The subject annual report,  semi-annual  report,  transition
        |           report on Form 10-K,  20-F,  11-K or Form N-SAR,  or portion
        |           thereof  will be filed on or before  the 15th  calendar  day
        |           following the prescribed due date; or the subject  quarterly
        |           report or transition report on Form 10-Q, or portion thereof
        |           will be filed on or before the fifth  calendar day following
        |           the prescribed due date; and
        |      (c)  The accountant's statement or other exhibit required by Rule
        |           12b-25(c) has been attached if applicable.   Not applicable.
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

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The  Registrant  is not  able to file its Form  10-Q for the  period  ended
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     August  31,  2002  within  the  prescribed  time  period due to the need to
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     acquire  accounting  data  and  to  meet  the  certification   requirements
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     implemented on August 29, 2002 concerning disclosure controls.
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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                  Dennis R. Weirens, Esq.                 (612) 672-8314
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                           (Name)                       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). X Yes ___ No
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     (3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  X   Yes  ____ No
------

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant's net sales will be reported as decreasing $572,420, or
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         82%, to $125,215 in the three months ended August 31, 2002 compared to
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         $697,635 for the three months ended August 31, 2001. The decrease is
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         due to the continuing downturn in the computer industry. The Registrant
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         decreased its operating expenses accordingly and will report that its
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         net loss decreased by $232,161 to $(87,209) in the quarter ending
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         August 31, 2002 from a loss of $(319,369) for the period ending August
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         31, 2001.
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                                  eNetpc, Inc.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    October 16, 2002                   By: /s/ Richard A. Pomije
      ---------------------                     --------------------------------
                                                Richard A. Pomije
                                                Its Chief Executive Officer


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